Supplement dated April 7, 2017, to the
Prospectus for your Variable Annuity
Issued by

ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

This supplement amends certain disclosure contained in the prospectus for your Variable Annuity contract issued by Allstate Life Insurance Company or Allstate Life Insurance Company of New York.

Portfolio Closure

Effective at the close of business May 10, 2017 (the Closure Date), the following variable sub-account available in your Variable Annuity will be closed for new purchase payment allocations to all Contract owners:

Putnam VT Growth and Income Fund – Class IB

As of the Closure Date, no additional purchase payments (including any type of systematic payment or rebalancing) into the sub-account will be accepted from Contract owners, including those Contract owners who have contract value invested in the sub-account as of the Closure Date.

Portfolio Merger

The following Target Fund will be merged into the Acquiring Fund as noted below, effective on or about May 15, 2017 (“Merger Date”).  All references to the Target Fund in your Annuity prospectus should be disregarded.

Target Fund	Acquiring Fund
Putnam VT Growth and Income Fund – Class IB	Putnam VT Equity Income Fund – Class IB

On the Merger Date, the Target Fund will no longer be available under your annuity contract, and any Contract Value allocated to the Target Fund will be transferred, as of the Merger Date, to the Acquiring Fund.

Please note that you have the ability to transfer out of the Target Fund any time prior to the Merger Date.  Such transfers will be free of charge and will not count as one of your annual free transfers under your annuity contract.  Also, for a period of 60 days after the Merger Date, any Contract Value that was transferred to the Acquiring Fund as the result of the merger can be transferred free of charge and will not count as one of your annual free transfers.  It is important to note that any Fund into which you make your transfer will be subject to the transfer limitations described in your prospectus.  Please refer to your prospectus for detailed information about investment options.

After the Merger Date, the Target Fund will no longer exist and, unless you instruct us otherwise, any outstanding instruction you have on file with us that designates the Target Fund will be deemed instruction for the Acquiring Fund.  This includes, but is not limited to, systematic withdrawals and Dollar Cost Averaging.

You may wish to consult with your financial professional to determine if your existing allocation instructions should be changed before or after the Merger Date.

If you have any questions, please contact your financial professional or our Variable Annuities Service Center at (800) 457-7617.  Our representatives are available to assist you Monday through Friday between 7:30 a.m. and 5:00 p.m. Central time.

        Please keep this supplement together with your prospectus for future reference.  No other action is required of you.

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